UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: March 30, 2011	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Fourth Quarter 2010 and 2010 Annual Financial Results

New York, March 30, 2011 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced its unaudited consolidated financial results for the fourth quarter and the full year ended December 31, 2010.

As of November 12, 2010, the ratio for Gushan’s ADSs representing ordinary shares has changed from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing ten (10) ordinary shares. Gushan presents all per ADS data and number of ADSs in this announcement as if the ratio change was effective as of the beginning of the earliest period presented.

Highlights for the Fourth Quarter 2010

•	Total revenues increased by 223.9% year-to-year and by 463.4% quarter-on-quarter to RMB233.9 million (US$35.4 million).

•	Gross profit amounted to RMB17.9 million (US$2.7 million), compared to a gross loss of RMB32.1 million for the fourth quarter of 2009 and a gross loss of RMB23.9 million for the third quarter of 2010.

•

Income from operations amounted to RMB68.4 million (US$10.4 million), compared to a loss from operations of RMB78.4 million for the fourth quarter of 2009 and a loss from operations of RMB1,016.1 million for the third quarter of 2010.

•

Net income attributable to the Company amounted to RMB61.4 million (US$9.3 million), compared to a net loss of RMB90.2 million for the fourth quarter of 2009 and a net loss of RMB999.0 million for the third quarter of 2010.

•

Non-GAAP net loss attributable to the Company amounted to RMB40.0 million (US$6.1 million), compared to a non-GAAP net loss of RMB87.7 million for the fourth quarter of 2009 and a non-GAAP net loss of RMB55.7 million for the third quarter of 2010. (Note 1)

•	Sales volume of biodiesel decreased by 63.8% year-to-year and by 32.6% quarter-on-quarter to 5,635 tons.

•	Average selling price of biodiesel increased by 12.9% year-to-year and by 3.5% quarter-on-quarter to RMB4,835 (US$732.6) per ton.

•

Annual biodiesel production capacity decreased by 60,000 tons (approximately 18 million gallons) year-to-year to 390,000 tons (approximately 117 million gallons) as a result of the relocation of our Sichuan plant.

•	Cash balance amounted to RMB272.8 million (US$41.3 million) as of December 31, 2010.

Highlights for the Full Year 2010

•	Total revenues decreased by 35.1% to RMB407.9 million (US$61.8 million) compared to RMB628.2 million for 2009.

•	Gross loss amounted to RMB73.7 million (US$11.2 million) compared to a gross loss of RMB138.5 million for 2009.

•	Loss from operations amounted to RMB1,127.4 million (US$170.8 million) compared to a loss from operations of RMB267.6 million for 2009.

•	Net loss attributable to the Company amounted to RMB1,109.0 million (US$168.0 million) compared to a net loss of RMB283.5 million for 2009.

•	Non-GAAP net loss attributable to the Company amounted to RMB212.0 million (US$32.1 million) compared to a non-GAAP net loss of RMB157.8 million for 2009. (Note 1)

•	Sales volume of biodiesel decreased by 70.5% to 42,391 tons compared to 2009.

•	Average selling price of biodiesel increased by 11.5% to RMB4,505 (US$682.6) per ton compared to 2009.

(US$ in thousands, except per share data and operating data)		Three months ended
		December 31, 2009	September 30, 2010	December 31, 2010
		(Note 2)	(Note 2)	(Note 2)
Revenues		10,943	6,291	35,444
Gross profit (loss)		(4,860)	(3,618)	2,715
Income (loss) from operations		(11,880)	(153,958)	10,366
Net income (loss) attributable to the Company		(13,665)	(151,367)	9,300

Net income (loss) attributable to the Company per ordinary share – Diluted		(0.08)	(0.91)	0.06
Net income (loss) attributable to the Company per ADS – Diluted (note 5)		(0.82)	(9.07)	0.57
Non-GAAP net loss attributable to the Company per ADS – Diluted (Note 1& 5)		(0.80)	(0.50)	(0.37)

Gross profit (loss) margin (Note 3)		(44.4%)	(57.5%)	7.7%
Operating profit (loss) margin (Note 3)		(108.6%)	(2,447.4%)	29.2%
Net income (loss) margin (Note 3)		(124.9%)	(2,406.2%)	26.2%
Non-GAAP net loss margin (Note 1&3)		(121.4%)	(134.1%)	(17.1%)

Sales volume of biodiesel (Note 4)	tons	15,581	8,363	5,635
Average selling price of biodiesel (Note 4)	RMB/ton	4,282	4,672	4,835
Sales volume of biodiesel by-products	tons	2,708	1,260	1,017
Average selling price of biodiesel by-products	RMB/ton	2,055	1,944	2,170
Sales volume of recycled copper products	tons	—	—	3,787
Average selling price of recycled copper products	RMB/ton	—	—	53,697

(US$ in thousands, except per share data and operating data)			Year ended
			December 31, 2009	December 31, 2010
			(Note 2)	(Note 2)
Revenues			95,180	61,806
Gross loss			(20,985)	(11,166)
Loss from operations			(40,544)	(170,823)
Net loss attributable to the Company			(42,956)	(168,033)

Net loss attributable to the Company per ordinary share – Diluted			(0.26)	(1.01)
Net loss attributable to the Company per ADS – Diluted (note 5)			(2.57)	(10.12)
Non-GAAP net loss attributable to the Company per ADS – Diluted (Note 1&5)			(1.43)	(1.94)

Gross loss margin (Note 3)			(22.0%)	(18.1%)
Operating loss margin (Note 3)			(42.6%)	(276.4%)
Net loss margin (Note 3)			(45.1%)	(271.9%)
Non-GAAP net loss margin (Note 1&3)			(25.1%)	(52.0%)

Sales volume of biodiesel (Note 4)	tons		143,818	42,391
Average selling price of biodiesel (Note 4)	RMB/ton		4,040	4,505
Sales volume of biodiesel by-products	tons		18,469	6,314
Average selling price of biodiesel by-products	RMB/ton		2,554	1,972

Note 1: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this announcement. All non-GAAP measures exclude share-based compensation expenses, impairment loss of and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision (reversal) for consumption tax and income tax effect thereof. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this announcement.

Note 2: Translation from RMB into US$ at RMB6.600 to US$1.00, see “Currency Convenience Translation” below.

Note 3: Gross profit (loss) margin, operating profit (loss) margin, net income (loss) margin and non-GAAP net income (loss) margin, represent gross profit (loss), operating profit (loss), net income (loss) attributable to the Company and non-GAAP net income (loss) attributable to the Company, respectively, divided by revenues.

Note 4: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

Note 5: As of November 12, 2010, the ratio for Gushan’s ADSs representing ordinary shares has changed from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing ten (10) ordinary shares. The Company presents all per ADS data and number of ADSs in this announcement as if the ratio change was effective as of the beginning of the earliest period presented.

“Gushan’s strong revenue growth in the fourth quarter reflects the positive impact of the Company’s diversification strategy, notably its recent acquisition of Mianyang Jin Xin Copper,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “While both the favorable resolution of the consumption tax issue and rising diesel prices in China have improved the outlook for the Company’s biodiesel business, the Company is actively exploring opportunities to directly source raw materials and diversify its feedstock to offset rising raw material costs.”

Financial Results for the Fourth Quarter 2010

Revenues

The Company’s revenues amounted to RMB233.9 million (US$35.4 million) for the fourth quarter of 2010, representing an increase of 223.9% from RMB72.2 million for the fourth quarter of 2009 and an increase of 463.4% from RMB41.5 million for the third quarter of 2010. The increase in revenues on both a year-to-year and quarterly sequential basis was mainly due to revenue contribution of RMB204.5 million (US$31.0 million) from the recycled copper product business of Mianyang Jin Xin Copper Limited (“Jin Xin”) for November and December 2010. As a result of the Company’s acquisition of 67% beneficial ownership interest in Jin Xin, from November 2010, the Company began consolidating Jin Xin’s operating results into its operating results.

The Company’s revenue from its biodiesel business totaled RMB29.4 million (US$4.5 million) for the fourth quarter of 2010, representing a decrease of 59.2% from RMB72.2 million for the fourth quarter of 2009 and a decrease of 29.1% from RMB41.5 million for the third quarter of 2010. The decrease in revenue on both a year-to-year and quarterly sequential basis was mainly due to a decrease in the sales volume of both biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 5,635 tons for the fourth quarter of 2010, representing a decrease of 63.8% from 15,581 tons for the fourth quarter of 2009 and a decrease of 32.6% from 8,363 tons for the third quarter of 2010. The average selling price of biodiesel was RMB4,835 (US$732.6) per ton for the fourth quarter of 2010, representing an increase of 12.9% from RMB4,282 per ton for the fourth quarter of 2009 and an increase of 3.5% from RMB4,672 per ton for the third quarter of 2010.

The sales volume of biodiesel by-products amounted to 1,017 tons for the fourth quarter of 2010, representing a decrease of 62.4% from 2,708 tons for the fourth quarter of 2009, and a decrease of 19.3% from 1,260 tons for the third quarter of 2010. The average selling price of biodiesel by-products was RMB2,170 (US$328.8) per ton for the fourth quarter of 2010, representing an increase of 5.6% from RMB2,055 per ton for the fourth quarter of 2009 and an increase of 11.6% from RMB1,944 per ton for the third quarter of 2010.

The year-to-year decrease in the sales volume of biodiesel was mainly due to the temporary suspension of operations at the Company’s Shanghai plant and Sichuan plant since April 2010 and August 2010, respectively, and the Company’s previously announced strategy to shift its major sales channels from the refined oil market to the chemical market. The Company suspended production at its Shanghai plant beginning April 2010 due to the heightened enforcement of control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 from May 1, 2010 to October 31, 2010. The Company decided to extend the suspension of production at its Shanghai plant as a result of an ongoing lawsuit filed against the Company by a construction contractor. Subject to the satisfactory resolution of the ongoing lawsuit, the Company expects to resume production at its Shanghai plant in the second quarter of 2011. The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park. The relocation of the Sichuan plant, together with the new plant, will result in a combined annual biodiesel production capacity of 100,000 tons for Sichuan Gushan. The new plant is expected to commence production in the second quarter of 2011.

Furthermore, to help mitigate the potential adverse impact from the consumption tax issue, the Company continued its efforts to expand alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, while reducing its sales of biodiesel to the refined oil market. This strategy contributed in part to the year-to-year decrease in the sales volume of biodiesel because the size of the Company’s customer base in the chemical industry is smaller than that of the refined oil market.

The year-to-year increase in the average selling price of biodiesel was mainly attributable to improved conditions in the refined oil market in China following the decline in the market price of diesel in China, which began in the fourth quarter of 2008 and continued throughout the third quarter of 2009, resulting from a decrease in global oil prices and weaker industrial production in China amid the global financial crisis. The average selling price of biodiesel began to increase gradually from the fourth quarter of 2009.

Cost of Revenues

Cost of revenues for the fourth quarter of 2010 totaled RMB216.0 million (US$32.7 million), representing an increase of 107.1% from RMB104.3 million for the fourth quarter of 2009 and an increase of 230.3% from RMB65.4 million for the third quarter of 2010 The increase was mainly due to cost of revenues of RMB191.5 million (US$29.0 million) from Jin Xin.

The cost of revenues of the Company’s biodiesel business totaled RMB24.5 million (US$3.7 million) for the fourth quarter of 2010, representing a decrease of 76.5% from RMB104.3 million for the fourth quarter of 2009 and a decrease of 62.4% from RMB65.4 million for the third quarter of 2010.

Cost of revenues of the Company’s biodiesel business included a reversal of a provision for consumption tax of RMB10.6 million (US$1.6 million) for the fourth quarter of 2010 as compared to a provision for consumption tax of RMB5.1 million for the fourth quarter of 2009 and RMB2.4 million for the third quarter of 2010. The reversal of the provision for consumption tax represents the amount of provision previously made in the first three quarters of 2010. The reversal of the provision for consumption tax made in 2009 is recorded as an item of other operating income. The reversal of the provision for consumption tax was made as a result of the issuance of Caishui [2010] No. 118, Notice Regarding the Exemption from Consumption Tax on Pure Biodiesel Made from Waste Animal Fats or Vegetable Oils (“Caishui 118”) by the Ministry of Finance and the State Administration of Taxation of the PRC (“SAT”) which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China. See “Recent Events – Exemption from consumption tax”.

Excluding the provision (reversal) of provision for consumption tax, cost of revenues of the Company’s biodiesel business for the fourth quarter of 2010 decreased by 64.6% from the fourth quarter of 2009 and decreased by 44.2% from the third quarter of 2010. The decrease in cost of revenues on both a year-to-year and sequential quarterly basis was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The decrease in cost of revenues was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 30.8% from RMB3,043 per ton for the fourth quarter of 2009 and decreased by 0.67% from RMB4,008 per ton for the third quarter of 2010 to RMB3,981 (US$603.2) per ton in the fourth quarter of 2010. The increases in the cost of vegetable oil offal and used cooking oil were caused by an increase in the Company’s suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

Gross profit (loss)

The Company’s gross profit for the fourth quarter of 2010 totaled RMB17.9 million (US$2.7 million), compared to a gross loss of RMB32.1 million for the fourth quarter of 2009 and a gross loss of RMB23.9 million for the third quarter of 2010. The Company’s gross profit was composed of RMB4.9 million (US$0.7 million) from its biodiesel business, representing a gross profit margin of 16.6% and RMB13.0 million (US$2.0 million) from its recycled copper product business, representing a gross profit margin of 6.4%.

Excluding the provision (reversal) of the provision for consumption tax, the gross loss margin of the Company’s biodiesel business would be 19.3%, compared to a gross loss margin of 37.4% for the fourth quarter of 2009 and a gross loss margin of 51.7% for the third quarter of 2010.

The improvement in the gross margin of the Company’s biodiesel business on both a year-to-year and sequential quarterly basis was mainly due to the reversal of the provision for consumption tax and a decrease in depreciation due to a lower cost base of the property, plant and equipment after these assets were impaired in the third quarter of 2010. However, the improvement of the gross margin on a year-to-year basis was partly offset by a narrowing spread between average selling price of biodiesel and average unit cost of raw materials. The average unit costs of the Company’s raw materials increased by 30.8%, while the average selling prices of its biodiesel only increased by 12.9% on a year-to-year basis.

Research and Development Expenses

Research and development expenses totaled RMB0.9 million (US$0.1 million) in the fourth quarter of 2010, as compared to RMB1.5 million for the fourth quarter of 2009 and RMB1.0 million for the third quarter of 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fourth quarter of 2010 totaled RMB32.6 million (US$4.9 million), representing an increase from RMB27.6 million for the fourth quarter of 2009 and from RMB17.6 million for the third quarter of 2010.

The increase on a year-to-year basis was mainly due to RMB2.7 million (US$0.4 million) in selling, general and administrative expenses incurred in November and December 2010 by Jin Xin, a newly acquired subsidiary. The increase on a sequential quarterly basis was mainly due to an increase in staff costs, share-based compensation and professional fees. The increase in staff costs by RMB11.2 million (US$1.7 million) primarily resulted from the year-end performance bonus of RMB11.6 million (US$1.8 million) to all levels of the Company’s employees and an increase in share-based compensation by RMB1.5 million due to recognition of unamortized expenses on certain share options upon the cancellation of such share options in the fourth quarter of 2010. The increase in professional fees was primarily due to professional services rendered in relation to the Jin Xin acquisition.

Other Operating Expenses

Other operating expenses for the fourth quarter of 2010 amounted to RMB14.0 million (US$2.1 million), compared to RMB17.2 million for the fourth quarter of 2009 and RMB22.7 million for the third quarter of 2010. The expenses for the fourth quarter of 2010 mainly consisted of depreciation of buildings and machinery, other amortization and salary to factory workers, totaling RMB8.4 million (US$1.3 million) during the periods in which certain plants suspended production, loss of writing off a long-term payment of RMB4.8 million (US$0.7 million) as a result of terminating the supply contract in Indonesia and a provision for compensation of RMB0.8 million (US$0.1 million) to a construction contractor of Shanghai Gushan in accordance with the court’s latest ruling. The expenses for the fourth quarter of 2009 and the third quarter of 2010 mainly consisted of depreciation of building and machinery and salary to factory workers of the suspended plants.

The Company suspended or deferred production in certain plants due to the consumption tax issue, traffic controls under government’s directive and relocation of production facilities. As previously announced, the Company suspended production in Fujian Gushan beginning April 2009 due to road maintenance which restricted access to the plant by the Company’s suppliers and customers and has not resumed production due to the consumption tax issue. The Company suspended production in Shanghai Gushan since April 2010 due to heightened enforcement of control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 and has not resumed production as a result of an ongoing lawsuit brought against it by a construction contractor of Shanghai Gushan’s plant. Although construction of the production facilities for Chongqing Gushan and Hunan Gushan were completed in 2009, the Company deferred the commencement of production at these plants due to the consumption tax issue. The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park. If these suspensions and deferrals had not occurred, the depreciation of the buildings and machinery, other amortization and salary paid to factory workers of these plants would have been classified as cost of revenues. These expenses totaled RMB8.4 million (US$1.3 million), representing a decrease from RMB17.2 million for the fourth quarter of 2009 and RMB22.7 million for the third quarter of 2010, mainly because of a decrease in depreciation due to a lower cost base of the property, plant and equipment after these assets were impaired in the third quarter of 2010.

Due to continuous problems with the climate and quality of the castor bean produced, the Company decided to terminate its supply contract in Indonesia. The long-term payment in connection with such supply contract for castor bean was written off in the fourth quarter of 2010.

As previously announced, Shanghai Gushan and one of its construction contractors are undergoing a lawsuit in respect of the contract sum payment and quality of certain facilities. According to the latest decision issued by the People’s Court of Fengxian District, Shanghai, the Company will be liable for a compensation of approximately RMB1.5 million (US$0.2 million) in addition to the contract sum payable. RMB0.7 million (US$0.1 million) of the potential compensation has been provided for as an expense in the first quarter of 2010 and the contract sum payable has been accounted for as a liability in the Company’s balance sheet as of December 31, 2009.

Other Operating Income

Other operating income mainly consisted of the reversal of provisions for consumption tax of RMB103.8 million (US$15.7 million) that represented the amount of the provision previously made in 2009 and processing income of RMB0.3 million (less than US$0.1 million) earned by Jin Xin for November and December 2010. The reversal of provisions for consumption tax was based on the issuance of Caishui 118 by the Ministry of Finance of the PRC and the SAT which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China. See “Recent Events – Exemption from consumption tax”.

Impairment Loss on Property, Plant and Equipment

According to FASB ASC 360, Property, Plant and Equipment, the Company recognized impairment losses of RMB992.6 million (US$150.4 million) on certain property, plant and equipment in the second and third quarters of 2010. The impairment loss represented the excess of the carrying amount over the fair value of these assets. For the purpose of estimating the fair value, the Company utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital. In the third quarter of 2010, the recognition of the impairment loss of RMB951.0 (US$144.1 million) for the facilities of Fujian Gushan, Hebei Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass was driven by a combination of a series of adverse changes in the operating environment, in particular, the unresolved consumption tax issue and the increase in costs of raw materials over the last few quarters. Reversal of previously recognized impairment loss is specifically prohibited under ASC 360-35-20.

As previously announced, Sichuan Gushan is relocating the production lines of its existing plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. Sichuan Gushan suspended production beginning on August 1, 2010 in preparation for the relocation. Pursuant to the agreement signed between Sichuan Gushan and the Economic and Commerce Bureau of San Tai County, Sichuan (“San Tai ECB”), San Tai ECB agreed to pay us RMB38.8 million (US$5.9 million) as compensation, of which RMB36.0 million (US$5.4 million) has been paid as of September 30, 2010, to Sichuan Gushan for its losses in disposing of certain machinery and equipment that cannot fit into the setting of the new plant, its relocation expenses and its losses from forfeiting the land use rights and returning the land to the municipal government of San Tai County. Furthermore, Sichuan Gushan will also be responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these losses and expenses are expected to amount to approximately RMB80.5 million (US$12.2 million). As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million (US$6.3 million) on its property, plant and equipment in the second quarter of 2010.

Loss on Disposal of Property, Plant and Equipment

The disposal and relocation of Sichuan Gushan’s property, plant and equipment was completed as of December 31, 2010. The loss on disposal of property, plant and equipment during the fourth quarter of 2010 mainly represented certain additional machinery and equipment that was scrapped and relocation expenses, net of proceeds from selling scraps and a compensation of RMB37.0 million (US$5.6 million) received from the San Tai ECB. The remaining RMB1.8 million (US$0.3 million) compensation receivable from San Tai ECB will be recognized in future income statements on a cash basis.

Change in Fair Value of Contingent Consideration Liability

As previously announced in November 2010, the Company acquired a 67% beneficial ownership interest in Jin Xin through a series of transactions in exchange for up to 24 million of its newly issued ordinary shares (“Contingent Consideration Shares”). The Contingent Consideration Shares are subject to an earn-out arrangement whereby 6 million shares were delivered to the selling shareholder at the closing of the transactions, while the remaining 18 million ordinary shares were placed into escrow (“Additional Contingent Consideration Shares”) to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the three years ending December 31, 2012. Under the earn-out arrangement, a maximum of 6 million Additional Contingent Consideration Shares would be released to the selling shareholder with respect to the year ended December 31, 2010 if Jin Xin achieves a net income of over RMB30.0 million (approximately US$4.5 million), based on an agreed formula. The remaining Additional Contingent Consideration Shares may be released to the selling shareholder with respect to the three years ending December 31, 2012, if Jin Xin achieves aggregate net income of RMB190.0 million (approximately US$28.8 million) for such fiscal years, based on an agreed formula. If Jin Xin’s net income for the three years ending December 31, 2012, is significantly lower than these net income targets, the selling shareholder may be required to return to the Company, at most, all of the Contingent Consideration Shares (or the selling shareholder has an option to settle in cash equivalent to these Contingent Consideration Shares valued at US$1.00 per share) and cash of up to US$4.5 million (approximately RMB30.0 million).

According to ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, the Additional Contingent Consideration Shares should be classified as a liability and stated at their fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Additional Contingent Consideration Shares at each reporting date would be recognized in the statement of operations. If the Additional Contingent Consideration Shares are issued to the selling shareholders after Jin Xin’s profits for the year ended December 31, 2010 and for the three years ending December 31, 2012 are verified, the Additional Contingent Consideration Shares will be reclassified at their fair value as of the reclassification date to shareholders’ equity in the form of share capital and additional paid-in capital. For the fourth quarter of 2010, the Company recognized the increase in fair value of RMB2.9 million (US$0.4 million) as an operating expense.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expenses, foreign currency exchange gains or losses and other income (expenses), net. Interest income for the fourth quarter of 2010 amounted to RMB0.3 million (less than US$0.1 million). Interest expenses for the fourth quarter of 2010 amounted to RMB0.7 million (US$0.1 million), incurred by Jin Xin in respect of short term loans and discounting bills receivable. Foreign currency exchange loss for the fourth quarter of 2010 amounted to RMB21,000 (less than US$0.1 million). Other income (expenses), net for the fourth quarter of 2010 included, among others, income from the Company’s depositary bank, a provision for business tax on intercompany advances among companies in China, VAT refunds and government subsidy income.

Income Tax Benefit (Expense)

Income tax benefit (expense) primarily consisted of corporate income tax (“CIT”), a provision for dividend withholding tax and other withholding tax.

CIT for the fourth quarter of 2010 amounted to RMB3.1 million (US$0.5 million), as compared to RMB3.7 million (US$0.6 million) for the fourth quarter of 2009 and nil for the third quarter of 2010. CIT for the fourth quarter of 2010 included RMB2.9 million (US$0.4 million) incurred by Jin Xin for the period since the acquisition.

According to the CIT law which came into effect from January 1, 2008, and relevant regulations promulgated thereunder, PRC-resident enterprises are levied withholding tax at a rate of 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Mainland China/HKSAR DTA”) and Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”), a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. Pursuant to Circular 601, a beneficial owner under a tax treaty is not purely determined by its place of legal registration but also by other factors which depend on specific facts and circumstances, and significant judgment may be involved.

Although the Company intends to apply for the reduced withholding tax rate of 5% in the future when dividends for earnings accumulated from January 1, 2008 by its PRC operating subsidiaries are wired out of China, the Company made a 10% provision on such undistributed earnings for the application of the relevant tax laws. If the local SATs approve a reduced withholding tax rate of 5% when such dividends are actually wired out of China, any excess provision will be reversed in subsequent financial statements.

The Company made a provision for withholding tax of RMB4.1 million (US$0.6 million) for the fourth quarter of 2010, including RMB2.7 million (US$0.4 million) in respect of dividend withholding tax for its biodiesel business, RMB1.1 million (US$0.2 million) in respect of dividend withholding tax for Jin Xin’s profit since the acquisition in November 2010 and RMB0.3 million (less than US$0.1 million) in respect of other overseas withholding tax. The Company made a provision of RMB9.3 million for the fourth quarter of 2009 and reduced the provision by RMB16.7 million for the third quarter of 2010, with respect to the dividend withholding tax.

Net Income (Loss) Attributable to the Company

Net income attributable to the Company amounted to RMB61.4 million (US$9.3 million) for the fourth quarter of 2010, compared to net loss of RMB90.2 million for the fourth quarter of 2009 and net loss of RMB999.0 million for the third quarter of 2010. Jin Xin’s net income since acquisition by the Company amounted to RMB8.3 million (US$1.3 million), which is consolidated into the Company’s financial statements, 67% of such profit or RMB5.6 million (US$0.8 million) is attributable to the Company.

Non-GAAP net loss attributable to the Company amounted to RMB40.0 million (US$6.1 million) for the fourth quarter of 2010, compared to a non-GAAP net loss of RMB87.7 million for the fourth quarter of 2009 and a non-GAAP net loss of RMB55.7 million for the third quarter of 2010.

Financial Results for the Full Year 2010

Revenues

The Company’s revenues amounted to RMB407.9 million (US$61.8 million) for 2010, representing a decrease of 35.1% from RMB628.2 million for 2009. The revenues included revenue contribution of RMB204.5 million (US$31.0 million) from the recycled copper product business of Jin Xin for November and December 2010. As a result of the Company’s acquisition of 67% beneficial ownership interest in Jin Xin, from November 2010, the Company began consolidating Jin Xin’s operating results into its operating results.

The Company’s revenue from its biodiesel business totaled RMB203.4 million (US$30.8 million) for 2010, representing a decrease of 67.6% from RMB628.2 million for 2009. The decline in revenues from the Company’s biodiesel business was due to a decrease in the sales volume of both biodiesel and biodiesel by-products and a decrease in the average selling prices of biodiesel by-products.

The sales volume of biodiesel amounted to 42,391 tons for 2010, representing a decrease of 70.5% from 143,818 tons for 2009. The average selling price of biodiesel was RMB4,505 (US$682.6) per ton for 2010, representing an increase of 11.5% from RMB4,040 per ton for 2009.

The sales volume of biodiesel by-products amounted to 6,314 tons for 2010, representing a decrease of 65.8% from 18,469 tons for 2009. The average selling price of biodiesel by-products was RMB1,972 (US$298.8) per ton for 2010, representing a decrease of 22.8% from RMB2,554 per ton for 2009.

The decrease in the sales volume of biodiesel was mainly due to the temporary suspension of operations at the Company’s Shanghai plant and Sichuan plant since April 2010 and August 2010, respectively, and the Company’s previously announced strategy to shift its major sales channels from the refined oil market to the chemical market. The Company suspended production at its Shanghai plant beginning April 2010 due to the heightened enforcement control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 from May 1, 2010 to October 31, 2010. The Company decided to extend the suspension of production at its Shanghai plant as a result of an ongoing lawsuit filed against the Company by a construction contractor. Subject to the satisfactory resolution of the ongoing lawsuit, the Company expects to resume production at its Shanghai plant in the second quarter of 2011. The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park. The new plant is expected to commence production in the second quarter of 2011.

Furthermore, to help mitigate the potential adverse impact from the consumption tax issue, the Company continued its efforts to expand alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, while reducing its sales of biodiesel to the refined oil market. This strategy contributed in part to the year-to-year decrease in the sales volume of biodiesel because the size of the Company’s customer base in the chemical industry is smaller than that of the refined oil market. However, the proportion of biodiesel sold to the chemical market continued to increase from 24.1% of the total volume of biodiesel sold in 2009 to 67.9% in 2010.

The year-to-year increase in the average selling price of biodiesel was mainly attributable to improved conditions in the refined oil market in China following the decline in the market price of diesel in China, which began in the fourth quarter of 2008 and continued throughout the third quarter of 2009, resulting from a decrease in global oil prices and weaker industrial production in China amid the global financial crisis. The average selling price of biodiesel began to increase gradually from the fourth quarter of 2009.

Cost of Revenues

Cost of revenues for 2010 totaled RMB481.6 million (US$73.0 million), representing a decrease of 37.2% from RMB766.7 million for 2009. The cost of revenues included the contribution of RMB191.5 million (US$29.0 million) from Jin Xin.

The cost of revenues of the Company’s biodiesel business totaled RMB290.1 million (US$44.0 million) for 2010, representing a decrease of 62.2% from RMB766.7 million, that included a provision for consumption tax of RMB103.8 million for 2009. The provision for consumption tax was made in 2009, but was reversed in 2010 and recorded as an item of other operating income in 2010.

Excluding the effect of provision for consumption tax, cost of revenues of the Company’s biodiesel business for 2010 decreased by 56.2% from 2009. The decrease in cost of revenues was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The decrease in cost of revenues was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 35.6% from RMB2,635 per ton for 2009 to RMB3,573 (US$541.4) per ton in 2010. The increases in the cost of vegetable oil offal and used cooking oil were caused by the increase in the Company’s suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

Gross Loss

The Company’s gross loss for 2010 totaled RMB73.7 million (US$11.2 million), compared to a gross loss of RMB138.5 million for 2009. The Company’s gross loss consisted of a gross loss of 86.7 million (US$13.1 million) from its biodiesel business, representing a gross loss margin of 42.6%, and a gross profit of RMB13.0 million (US$2.0 million) from its recycled copper product business, representing a gross profit margin of 6.4%. The gross loss margin of the Company’s biodiesel business was 42.6% for 2010, compared to a gross loss margin of 22.0% for 2009, 16.5% of which was attributable to the provision for consumption tax.

The deterioration of the gross margin in the Company’s biodiesel business was mainly due to a general increase in the average unit costs of raw materials relative to selling prices and an increase in the average fixed production costs, resulting from a decrease in the production and sales volume of the Company’s biodiesel and biodiesel by-products. The average unit costs of the Company’s raw materials increased by 35.6%, while the average selling prices of its biodiesel only increased by 11.5% during the same period.

Research and Development Expenses

Research and development expenses totaled RMB3.9 million (US$0.6 million) in 2010, representing a decrease from RMB5.7 million for 2009. The decrease was mainly due to a decrease in materials used for research and development purposes in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2010 totaled RMB84.5 million (US$12.8 million), representing a decrease from RMB89.9 million for 2009. The overall decrease was mainly due to decreases in share-based compensation. Share-based compensation included in selling, general and administrative expenses for 2010 amounted to RMB21.8 million (US$3.3 million), representing a decrease from RMB28.8 million for 2009, mainly as a result of the fact that amounts of share-based compensation recognized are declining as the options become vested over the vesting period.

Other Operating Expenses

Other operating expenses for 2010 amounted to RMB70.7 million (US$10.7 million), compared to RMB33.5 million for 2009. The expenses for 2010 mainly consisted of depreciation of buildings and machinery, other amortization and salary to factory workers, totaling RMB64.4 million (US$9.8 million) during the periods in which certain plants suspended production, loss of writing off a long-term payment of RMB4.8 million (US$0.7 million) as a result of terminating the supply contract in Indonesia and a provision for compensation of RMB1.5 million (US$0.2 million) to a construction contractor of Shanghai Gushan in accordance with the court’s latest ruling. The expenses for 2009 mainly consisted of depreciation of buildings and machinery and salary to factory workers of the suspended plants.

The Company suspended or deferred production due to the consumption tax issue, traffic controls under government’s directive and relocation of production facilities. As previously announced, the Company suspended production in Fujian Gushan beginning April 2009 due to road maintenance which restricted access to the plant by the Company’s suppliers and customers and has not resumed production due to the consumption tax issue. The Company suspended production in Shanghai Gushan since April 2010 due to heightened enforcement of control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 and has not resumed production as a result of an ongoing lawsuit brought against it by a construction contractor of Shanghai Gushan’s plant. Although construction of the production facilities for Chongqing Gushan and Hunan Gushan was completed in 2009, the Company deferred the commencement of production at these plants due to the consumption tax issue. The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park. If these suspensions and deferrals had not occurred, the depreciation of buildings and machinery, other amortization and salary paid to factory workers of these plants would have been classified as cost of revenues. These expenses totaled RMB64.4 million (US$9.8 million), representing an increase from RMB33.5 million for 2009, mainly because Shanghai Gushan and Sichuan Gushan also suspended their operations during 2010.

Due to continuous problems with the climate and quality of the castor bean produced, the Company decided to terminate the supply contract in Indonesia. The long term payment in connection with such supply contract for castor bean was written off in the fourth quarter of 2010.

As previously announced, Shanghai Gushan and one of its construction contractors are undergoing a lawsuit in respect of the contract sum payment and the quality of certain facilities. According to the latest decision issued by the People’s Court of Fengxian District, Shanghai, the Company will be liable for a compensation of approximately RMB1.5 million (US$0.2 million) in addition to the contract sum payable. The contract sum payable has been accounted for as a liability in the Company’s balance sheet as of December 31, 2009.

Other Operating Income

Other operating income mainly consisted of the reversal of a provision for consumption tax of RMB103.8 million (US$15.7 million) that represented the amount of the provisions previously made in 2009 and processing income of RMB0.3 million (less than US$0.1 million) earned by Jin Xin for November and December 2010. The reversal of the provision for consumption tax was based on the issuance of Caishui 118 by the Ministry of Finance of the PRC and the SAT, which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China. See “Recent Events – Exemption from consumption tax”

Impairment Loss on Property, Plant and Equipment

According to FASB ASC 360, Property, Plant and Equipment, the Company recognized impairment losses of RMB992.6 million (US$150.4 million) on certain property, plant and equipment in the third quarter of 2010. The impairment loss represented the excess of the carrying amount over the fair value of these assets. For the purpose of estimating the fair value, the Company utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital. The recognition of the impairment loss of RMB951.0 million (US$144.1 million) for the facilities of Fujian Gushan, Hebei Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass was driven by a combination of a series of adverse changes in the operating environment, in particular, the unresolved consumption tax issue and the increase in costs of raw materials over the last few quarters. Reversal of previously recognized impairment loss is specifically prohibited under ASC 360-35-20.

As previously announced, Sichuan Gushan is relocating the production lines of its existing plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. Sichuan Gushan suspended production beginning on August 1, 2010 in preparation for the relocation. Pursuant to the agreement signed between Sichuan Gushan and San Tai ECB, San Tai ECB agreed to pay us RMB38.8 million (US$5.8 million) as compensation, of which RMB36.0 million (US$5.4 million) has been paid as of September 30, 2010, to Sichuan Gushan for its losses in disposing of certain machinery and equipment that cannot fit into the setting of the new plant, its relocation expenses and its losses from forfeiting the land use rights and returning the land to the municipal government of San Tai County. Furthermore, Sichuan Gushan will also be responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these losses and expenses are expected to amount to approximately RMB80.5 million (US$12.2 million). As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million (US$6.3 million) on its property, plant and equipment in the second quarter of 2010.

Loss on Disposal of Property, Plant and Equipment

The disposal and relocation of Sichuan Gushan’s property, plant and equipment was completed as of December 31, 2010. The loss on disposal of property, plant and equipment mainly represented certain additional machinery and equipment that was scrapped during the fourth quarter of 2010 and relocation expenses, net of proceeds from selling scraps and a compensation of RMB37.0 million (US$5.6 million) received from the San Tai ECB. The remaining RMB1.8 million (US$0.3 million) compensation receivable from San Tai ECB will be recognized in future income statements on a cash basis.

Change in Fair Value of Contingent Consideration Liability

As previously announced in November 2010, the Company acquired a 67% beneficial ownership interest in Jin Xin through a series of transactions in exchange for Contingent Consideration Shares. The Contingent Consideration Shares are subject to an earn-out arrangement whereby 6 million shares were delivered to the selling shareholder at the closing of the transactions, while the Additional Contingent Consideration Shares, were placed into escrow to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the three years ending December 31, 2012. Under the earn-out arrangement, a maximum of 6 million Additional Contingent Consideration Shares would be released to the selling shareholder with respect to the year ended December 31, 2010 if Jin Xin achieves a net income of over RMB30.0 million (approximately US$4.5 million), based on an agreed formula. The remaining Additional Contingent Consideration Shares may be released to the selling shareholder with respect to the three years ending December 31, 2012, if Jin Xin achieves aggregate net income of RMB190.0 million (approximately US$28.8 million) for such fiscal years, based on an agreed formula. If Jin Xin’s net income for the three years ending December 31, 2012, is significantly lower than these net income targets, the selling shareholder may be required to return to the Company, at most, all of the Contingent Consideration Shares (or or the selling shareholder has an option to settle in cash equivalent to these Contingent Consideration Shares valued at US$1.00 per share) and cash of up to US$4.5 million (approximately RMB30.0 million).

According to ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, the Additional Contingent Consideration Shares should be classified as a liability and stated at their fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Additional Contingent Consideration Shares at each reporting date would be recognized in the statement of operation. If the Additional Contingent Consideration Shares are issued to the selling shareholders after Jin Xin’s profits for the year ended December 31, 2010 and for the three years ending December 31, 2012 are verified, the Additional Contingent Consideration Shares will be reclassified at their fair value as of the reclassification date to shareholders’ equity in the form of share capital and additional paid-in capital. For the year ended December 31, 2010, the Company recognized the increase in fair value of RMB2.9 million (US$0.4 million) as an operating expense.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expenses, foreign currency exchange gains or losses and other expenses, net. Interest income for 2010 amounted to RMB1.4 million (US$0.2 million) as compared to RMB2.4 million in 2009. Interest expenses amounted to RMB0.7 million (US$0.1 million), incurred by Jin Xin in respect of short-term loans and discounting bills receivable, as compared to nil in 2009. Foreign currency exchange gains amounted to RMB0.2 million (less than US$0.1 million) as compared to RMB90,000 in 2009. Other income, net, amounted to RMB2.9 million (US$0.4 million) included, among others, income from the Company’s depositary bank, a provision for business tax on intercompany advances among companies in China, VAT refunds and government subsidy income, as compared to other expense, net of RMB0.7 million in 2009.

Income Tax Benefit (Expense)

Income tax expense primarily consisted of CIT, a provision for dividend withholding tax and other withholding tax during the current and comparative periods.

CIT for 2010 amounted to RMB3.5 million (US$0.5 million), compared to RMB8.1 million for 2009. CIT for the fourth quarter of 2010 included RMB2.9 million (US$0.4 million) incurred by Jin Xin for the period since the acquisition. The decrease in CIT was mainly due to a decrease in the taxable profit derived from the Company’s PRC operating subsidiaries engaged in the biodiesel business.

The Company’s withholding tax expense for 2010 included a provision written back for dividend withholding tax of RMB23.6 million (US$3.6 million) in respect of its biodiesel business as a result of the net loss incurred by various PRC subsidiaries, a provision of RMB1.1 million (US$0.2 million) in respect of dividend withholding tax for Jin Xin’s profit since the acquisition in November 2010 and RMB1.2 million (US$0.2 million) in respect of other overseas withholding tax. The Company made a provision of RMB9.4 million for withholding tax in respect of 2009.

Net Loss Attributable to the Company

Net loss attributable to the Company amounted to RMB1,109.0 million (US$168.0 million) for 2010, compared to a net loss of RMB283.5 million for 2009. Jin Xin’s net income since acquisition by the Company amounted to RMB8.3 million (US$1.3 million) which is consolidated into the Company’s financial statements, 67% of such profit or RMB5.6 million (US$0.8 million) is attributable to the Company.

Non-GAAP net loss attributable to the Company amounted to RMB212.0 million (US$32.1 million) for 2010, compared to a non-GAAP net loss of RMB157.8 million for 2009.

Financial Condition

As of December 31, 2010, the Company had working capital of RMB275.7 million (US$41.7 million), reflecting total current assets of RMB563.9 million (US$85.4 million) and total current liabilities of RMB288.2 million (US$43.7 million). Of the total current assets, the Company had RMB272.8 million (US$41.3 million) in cash, represented by RMB15.9 million, HK$38.5 million and US$1.6 million deposited in licensed commercial banks in China and HK$0.9 million and US$32.1 million deposited in licensed commercial banks in Hong Kong. Up to the date of this announcement, the Company does not have any positions or commitments in respect of structured financial products.

Recent Events

Cancellation of certain share options

On November 11, 2010, the Company’s Board of Directors decided to cancel a total of 3,799,527 share options which were granted on December 18, 2007, March 25, 2008 and September 1, 2008. The exercise price of the cancelled share option ranged from US$48.00 per ADS to US$53.00 per ADS. The remaining unamortized amount of share-based compensation in respect of the cancelled share options was fully recognized in the Company’s statement of operations upon cancellation.

Exemption from consumption tax

As previously announced, on December 2010, the Ministry of Finance and the SAT issued Caishui 118. According to Caishui 118, the production of pure biodiesel made from animal fats or vegetable oils is exempted from consumption tax in China, subject to fulfillment of certain conditions. Caishui 118 is effective immediately and applies retroactively to January 1, 2009. Accordingly, any consumption tax paid on any such biodiesel since January 1, 2009 will be refunded. The Company expects that biodiesel produced at all of its production facilities will satisfy the conditions set forth by Caishui 118 and qualify for the exemption. As such, the Company is preparing to resume production of biodiesel at Fujian Gushan and to commence biodiesel production at Hunan Gushan and Chongqing Gushan in the second quarter of 2011.

Acquisition of an additional 8% Beneficial Ownership Interest in Jin Xin

As previously announced, the Company acquired an additional 8% beneficial ownership interest in its 67%-owned subsidiary, Jin Xin, a company that uses recycled copper to produce copper products and serves the power wire and cable industries, from Jin Xin’s minority shareholders for a total consideration of US$6,447,762, of which approximately US$3,731,343 is lent by the selling shareholders to Jin Xin. From January 1, 2011, the Company beneficially owned 75% of Jin Xin.

Granting of Share Options

As previously disclosed on January 11, 2011, the Company’s Board of Directors granted share options exercisable for a total of 4,000,000 ordinary shares (400,000 American Depositary Shares (“ADSs”)) of the Company to 17 individuals, including 1,000,000 ordinary shares (100,000 ADSs) to 8 employees of the Company’s wholly owned subsidiaries and 3,000,000 ordinary shares (300,000 ADSs) to 9 employees of Jin Xin. These options have an exercise price of USD0.61 per ordinary share (as adjusted to USD6.10 per ADS) of the Company. The options will vest one third on each of the first, second, and third anniversaries from the date of grant. The options will expire ten years from the date of grant. The options have been granted pursuant to the Company’s share option scheme. The purpose of the option grants is to encourage the retention of personnel in a competitive market place. Immediately after the granting of the share options, there were 12,190,000 ordinary shares (1,219,000 ADSs) issuable upon exercise of outstanding share options and there were 1,493,194 ordinary shares (149,319 ADSs) available for future issuance upon the exercise of future grants under the share option scheme.

Issuance of an additional 6,000,000 ordinary shares in relation to the Jin Xin Acquisition

In March 2011, Jin Xin’s net profit for the year ended December 31, 2010 was verified to be over RMB30 million, as such, the Company will be obligated to release 6,000,000 Additional Contingent Consideration Shares to the minority shareholders of Jin Xin under the contingent consideration arrangement. Subsequently, part of the contingent consideration liability will be reclassified to share capital and additional paid-in capital accordingly.

Business Outlook for Fiscal Year 2011

During the fourth quarter of 2010, the Company’s average biodiesel selling prices continued to improve over the previous quarter as demand for diesel in China continued its recovery in conjunction with the economic recovery in China and globally. Going forward, the Company expects this trend to continue so long as the global economy and China’s economy continue to recover. Although the Company’s raw materials input costs decreased slightly during the quarter, inflationary pressures in China are still high and as such Gushan will continue its efforts to control its raw material input costs. As mentioned in the Company’s announcement made on January 18, 2011 (the “Announcement”), Gushan has been negotiating with the local government of Mianyang to be appointed as the exclusive collector and processor of used cooking oil in the regions under its jurisdiction. Such negotiations are currently still in progress and the Company will report on any material developments as and when they occur. Also, as mentioned in the Announcement, the Company has been exploring the possibility of developing an internal feedstock production capability within China. The Company is currently in the process of searching for land in various regions of China that is suitable for cost-effective production of raw material feedstock such as castor bean and jatropha. However, no assurance can be given by the Company that any of these efforts will be successful.

The Company remains confident in the prospects of its newly acquired subsidiary, Jin Xin, and plans to increase Jin Xin’s production capacities and will also explore the possibility of acquiring businesses related to Jin Xin that will strengthen and diversify its business portfolio.

Subject to Gushan’s evaluation of the profitability of operations in light of high raw material input costs, Gushan expects to resume production of biodiesel at Fujian Gushan, and to commence production at Chongqing Gushan and Hunan Gushan in the second quarter of 2011. In addition, the Company expects both Sichuan Gushan and Shanghai Gushan to resume production of biodiesel in the second quarter of 2011 pending the relocation of the Company’s Sichuan production facilities and subject to the favorable resolution of a previously disclosed legal dispute with a construction contractor of Shanghai Gushan respectively. As such, the Company’s total annual biodiesel production capacity is expected to reach 490,000 tons (147 million gallons) by the end of the second quarter of 2011.

Unaudited Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this announcement have been prepared by management using U.S. GAAP. These unaudited financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2009 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of December 31, 2010, which was RMB6.600 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its fourth quarter 2010 earnings conference call at 8:30am U.S. Eastern Time (8:30pm Beijing / Hong Kong Time) on March 30, 2011.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1. 866.700.0161
US Toll Number: (for international callers)	1. 617.213.8832
Hong Kong Toll Number	852.3002.1672
Hong Kong Toll Free Number	800.96.3844
China Toll Free Number	10.800.130.0399
UK Toll Free Number	0808.234.7616
UK Toll Number (for international callers)	44.207.365.8426
Passcode:	58429089

A replay of the call will be available on the same day at 10:30 a.m. U.S. Eastern Time (or 11:30 a.m. Hong Kong Time) until April 6, 2011 and may be accessed by phone at the following numbers.

US Toll Free Number:	1.888.286.8010
US Toll Number: (for international callers)	1.617.801.6888
Passcode:	64575777

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in China biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 390,000 tons. Gushan’s Hebei and Beijing production facilities are currently in operation. Gushan also operates a recycled copper business through Mianyang Jin Xin Copper Company Limited (“Jin Xin”), a 75%-owned subsidiary, that manufactures copper rods, copper wires and copper granules from recycled copper in Sichuan. Jin Xin has one plant in Sichuan, with a daily production capacity of approximately 160 tons of recycled copper products.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net loss excluding share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision (reversal) for consumption tax and the tax effect thereof (“non-GAAP net loss”), basic and diluted net loss per ADS excluding share-based compensation, impairment loss of property, plant and equipment, change in fair value of contingent consideration liability, provision (reversal) for consumption tax and the tax effect thereof (“basic and diluted non-GAAP net loss per ADS”). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision (reversal) for consumption tax and the tax effect thereof that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net loss and basic and diluted non-GAAP net loss per ADS is that these non-GAAP measures exclude share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision (reversal) for consumption tax and the tax effect thereof, that have been and may will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data and number of shares)

	Three Months Ended
	December 31, 2009	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	US$
Revenues	72,226	41,519	233,930	35,444
Cost of revenues	(104,305)	(65,400)	(216,013)	(32,729)

Gross profit (loss)	(32,079)	(23,881)	17,917	2,715

Research and development	(1,515)	(956)	(870)	(132)
Selling, general and administrative	(27,554)	(17,632)	(32,609)	(4,941)
Other operating expenses	(17,239)	(22,701)	(13,971)	(2,116)
Impairment loss of property, plant and equipment	—	(950,951)	—	—
Loss on disposal of property, plant and equipment	(24)	(1)	(3,303)	(500)
Change in fair value of contingent consideration liability	—	—	(2,868)	(435)

Total operating expenses	(46,332)	(992,241)	(53,621)	(8,124)

Other operating income	—	—	104,118	15,775

Income (loss) from operations	(78,411)	(1,016,122)	68,414	10,366

Other income (expense):
Interest income	318	512	320	48
Interest expense	—	—	(720)	(109)
Foreign currency exchange gain (loss), net	(26)	7	(21)	(3)
Other income (expense), net	3,332	(123)	3,304	501

Income (loss) before income tax	(74,787)	(1,015,726)	71,297	10,803
Income tax (expense) benefit	(15,405)	16,706	(7,170)	(1,086)

Net income (loss)	(90,192)	(999,020)	64,127	9,717
Less: Net income attributable to non-controlling interest	—	—	(2,750)	(417)

Net income (loss) attributable to the Company	(90,192)	(999,020)	61,377	9,300

Net income (loss) per ordinary share attributable to the Company
- Basic	(0.54)	(5.99)	0.38	0.06
- Diluted	(0.54)	(5.99)	0.38	0.06
Net income (loss) per ADS attributable to the Company
- Basic	(5.41)	(59.88)	3.75	0.57
- Diluted	(5.41)	(59.88)	3.75	0.57
Weighted average ordinary shares outstanding
- Basic	166,831,943	166,831,943	163,670,623	163,670,623
- Diluted	166,831,943	166,831,943	163,670,623	163,670,623
Weighted average ADS outstanding
- Basic	16,683,194	16,683,194	16,367,062	16,367,062
- Diluted	16,683,194	16,683,194	16,367,062	16,367,062
Share-based compensation expense included in:-
Cost of revenues	(330)	108	135	21
Research and development expenses	(100)	2	36	5
Selling, general and administrative expenses	5,697	4,687	6,189	938
Provision (reversal) of consumption tax of biodiesel included in:-
Cost of revenues	5,080	2,433	(10,588)	(1,604)
Other operating income	—	—	(103,780)	(15,724)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data and number of shares)

	Year Ended
	December 31, 2009	December 31, 2010
	RMB	RMB	US$
Revenues	628,186	407,918	61,806
Cost of revenues	(766,686)	(481,615)	(72,972)

Gross loss	(138,500)	(73,697)	(11,166)

Research and development	(5,665)	(3,899)	(591)
Selling, general and administrative	(89,894)	(84,493)	(12,802)
Other operating expenses	(33,465)	(70,661)	(10,706)
Impairment loss of property, plant and equipment	—	(992,620)	(150,397)
Loss on disposal of property, plant and equipment	(68)	(3,306)	(501)
Change in fair value of contingent consideration liability	—	(2,868)	(435)

Total operating expenses	(129,092)	(1,157,847)	(175,432)

Other operating income	—	104,118	15,775

Loss from operations	(267,592)	(1,127,426)	(170,823)

Other expense:
Interest income	2,407	1,432	217
Interest expense	—	(720)	(109)
Foreign currency exchange losses, net	(90)	(159)	(24)
Other income (expense), net	(711)	2,862	434

Loss before income tax	(265,986)	(1,124,011)	(170,305)
Income tax (expense) benefit	(17,523)	17,746	2,689

Net loss	(283,509)	(1,106,265)	(167,616)
Less: Net income attributable to non-controlling interest	—	(2,750)	(417)

Net loss attributable to the Company	(283,509)	(1,109,015)	(168,033)

Net loss per ordinary share attributable to the Company
- Basic	(1.70)	(6.68)	(1.01)
- Diluted	(1.70)	(6.68)	(1.01)
Net loss per ADS attributable to the Company
- Basic	(16.99)	(66.79)	(10.12)
- Diluted	(16.99)	(66.79)	(10.12)
Weighted average ordinary shares outstanding
- Basic	166,831,943	166,035,117	166,035,117
- Diluted	166,831,943	166,035,117	166,035,117
Weighted average ADS outstanding
- Basic	16,683,194	16,603,512	16,603,512
- Diluted	16,683,194	16,603,512	16,603,512
Share-based compensation expense included in:-
Cost of revenues	548	549	83
Research and development expenses	353	120	18
Selling, general and administrative expenses	28,791	21,762	3,298
Provision (reversal) of consumption tax of biodiesel included in:-
Cost of revenues	103,780	—	—
Other operating income	—	(103,780)	(15,724)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2009	December 31, 2010
	RMB	RMB	US$

ASSETS
Current assets:
Cash	571,188	272,822	41,337
Accounts receivable	2,414	48,639	7,370
Bills receivable	—	9,550	1,447
Inventories	33,418	176,023	26,670
Prepaid expenses and other current assets	26,411	53,706	8,137
Income tax receivable	3,107	674	102
Deferred tax assets	1,192	2,439	370

Total current assets	637,730	563,853	85,433

Property, plant and equipment, net	1,641,096	663,946	100,598
Land use rights	85,384	87,568	13,268
Deferred tax assets	5,962	4,609	698
Goodwill	—	18,674	2,829
Other assets	8,957	—	—

Total assets	2,379,129	1,338,650	202,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	—	60,000	9,091
Accounts payable	580	79,163	11,994
Accounts payable for property, plant and equipment	72,399	47,153	7,144
Accrued expenses and other payables	43,755	61,074	9,254
Provision for consumption tax	103,780	—	—
Amounts due to related parties	—	30,709	4,653
Income taxes payable	1,925	10,075	1,527

Total current liabilities	222,439	288,174	43,663

Deferred tax liabilities	29,636	9,766	1,480
Income tax payable	10,207	9,762	1,479
Contingent consideration liability	—	13,585	2,058
Other non-current liabilities	19,984	15,450	2,341

Total liabilities	282,266	336,737	51,021

Shareholders’ equity:
Ordinary shares	1	2	—
Additional paid-in capital	1,505,361	1,547,035	234,399
Treasury stock	—	(32,972)	(4,996)
Accumulated other comprehensive loss	(47,756)	(59,159)	(8,963)
Retained earnings (Accumulated deficit)	639,257	(469,758)	(71,175)

Total equity attributable to the Company	2,096,863	985,148	149,265

Non-controlling interest	—	16,765	2,540

Total shareholders’ equity	2,096,863	1,001,913	151,805

Total liabilities and shareholders’ equity	2,379,129	1,338,650	202,826

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	December 31, 2009	September 30, 2010	December 31, 2010

	RMB	RMB	RMB	US$

Cash flows from operating activities
Net (loss) income	(90,192)	(999,020)	64,127	9,717
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share based compensation	5,267	4,797	6,360	964
Depreciation	41,872	33,877	9,196	1,393
Land use right expense	292	360	378	57
Loss on disposal of property, plant and equipment	24	1	3,303	500
Impairment of property, plant and equipment	—	950,951	—	—
Change in fair value of contingent consideration liability	—	—	2,868	435
Foreign currency exchange losses, net	26	(7)	21	3
Deferred tax expense (benefit)	8,562	(16,706)	3,314	502
Inventory write-downs	2,068	210	(3,558)	(539)
Provision for doubtful debts	—	—	33	5
Change in assets and liabilities
Accounts receivable	1,707	386	14,767	2,237
Bills receivable	—	—	(9,550)	(1,447)
Inventories	4,625	(3,786)	(107,215)	(16,245)
Prepaid expenses and other current assets	(5,037)	(576)	(16,511)	(2,502)
Income tax receivable	(1,085)	—	1,047	159
Accounts payable	(1,849)	847	71,882	10,891
Accrued expenses and other payables	9,726	2,043	8,363	1,267
Income taxes payable	(1,623)	—	4,531	687
Provision (reversal) for consumption tax	5,080	2,433	(114,368)	(17,328)
Other non-current liabilities	9,890	(989)	(973)	(148)
Other assets	806	1,513	6,285	952

Net cash used in operating activities	(9,841)	(23,666)	(55,700)	(8,440)

Cash flows from investing activities
Purchase of property, plant and equipment	(8,910)	(44,075)	(83,524)	(12,655)
Payments for land use rights	(27)	—	—	—
Proceeds from disposal of property, plant and equipment	—	16,000	859	130
Acquisition of a subsidiary (net of cash RMB3,032 acquired)	—	—	2,874	435

Net cash used in investing activities	(8,937)	(28,075)	(79,791)	(12,090)
Cash flows from investing activities
Purchase of treasury stock	—	—	(32,972)	(4,996)
Proceeds from new bank loans	—	—	10,000	1,515
Repayment of the amount due to related parties	—	—	(3,291)	(498)

Net cash used in financing activities	—	—	(26,263)	(3,979)

Effect of foreign exchange rate changes on cash	(38)	(4,807)	(4,259)	(644)

Decrease in cash	(18,816)	(56,548)	(166,013)	(25,153)
Cash at beginning of period	590,004	495,383	438,835	66,490

Cash at end of period	571,188	438,835	272,822	41,337

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Year Ended
	December 31, 2009	December 31, 2010
	RMB	RMB	US$

Cash flows from operating activities
Net loss	(283,509)	(1,106,265)	(167,616)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share based compensation	29,692	22,431	3,399
Depreciation	126,359	116,190	17,605
Land use right expense	1,396	1,477	224
Loss on disposal of property, plant and equipment	68	3,306	501
Impairment of property, plant and equipment	—	992,620	150,397
Change in fair value of contingent consideration liability	—	2,868	434
Foreign currency exchange losses, net	90	159	24
Deferred tax expense	6,296	(22,067)	(3,343)
Inventory write-downs	3,818	1,887	286
Provision for doubtful debts	—	47	7
Change in assets and liabilities
Accounts receivable	10,512	16,329	2,474
Bills receivable	—	(9,550)	(1,447)
Inventories	22,010	(108,916)	(16,503)
Prepaid expenses and other current assets	(16,079)	(23,631)	(3,581)
Income tax receivable	10,394	2,433	369
Accounts payable	(2,765)	72,636	11,005
Accrued expenses and other payables	(5,052)	2,739	415
Income taxes payable	(7,476)	1,988	301
Provision (reversal) for consumption tax	103,780	(103,780)	(15,724)
Other non-current liabilities	6,455	(3,955)	(599)
Other assets	(5,460)	10,824	1,640

Net cash provided by (used in) operating activities	529	(130,230)	(19,732)

Cash flows from investing activities
Purchase of property, plant and equipment	(349,470)	(169,761)	(25,721)
Payments for land use rights	(15,973)	(598)	(91)
Proceeds from disposal of property, plant and equipment	30	36,859	5,585
Acquisition of a subsidiary (net of cash RMB3,032 acquired)	—	2,874	435

Net cash used in investing activities	(365,413)	(130,626)	(19,792)

Cash flows from financing activities
Purchase of treasury stock	—	(32,972)	(4,996)
Dividend paid	(26,693)	—	—
Proceeds from new banks loans	—	10,000	1,515
Repayment of the amount due to related parties	—	(3,291)	(498)

Net cash used in financing activities	(26,693)	(26,263)	(3,979)

Effect of foreign exchange rate changes on cash	(463)	(11,247)	(1,704)

Decrease in cash	(392,040)	(298,366)	(45,207)
Cash at beginning of year	963,228	571,188	86,544

Cash at end of year	571,188	272,822	41,337

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Three Months Ended
	December 31, 2009	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	US$

GAAP net income (loss) attributable to the Company	(90,192)	(999,020)	61,377	9,300
Share-based compensation	5,267	4,797	6,360	964
Impairment loss of property, plant and equipment	—	950,951	—	—
Loss on disposal of property, plant and equipment	24	1	3,303	500
Change in fair value of contingent consideration liability	—	—	2,868	435
Provision (reversal) for consumption tax	5,080	2,433	(114,368)	(17,328)
Income tax effect of reconciliation items	(7,850)	(14,826)	500	74

Non-GAAP net loss attributable to the Company	(87,671)	(55,664)	(39,960)	(6,055)

GAAP net income (loss) attributable to the Company per ADS - Basic	(5.41)	(59.88)	3.75	0.57
Share-based compensation	0.32	0.29	0.39	0.06
Impairment loss of property, plant and equipment	—	57.00	—	—
Loss on disposal of property, plant and equipment	—	—	0.20	0.03
Change in fair value of contingent consideration liability	—	—	0.18	0.03
Provision (reversal) for consumption tax	0.30	0.15	(6.99)	(1.06)
Income tax effect of reconciliation items	(0.47)	(0.89)	0.03	—

Non-GAAP net loss attributable to the Company per ADS - Basic	(5.26)	(3.33)	(2.44)	(0.37)

GAAP net income (loss) attributable to the Company per ADS - Diluted	(5.41)	(59.88)	3.75	0.57
Share-based compensation	0.32	0.29	0.39	0.06
Impairment loss of property, plant and equipment	—	57.00	—	—
Loss on disposal of property, plant and equipment	—	—	0.20	0.03
Change in fair value of contingent consideration liability	—	—	0.18	0.03
Provision (reversal) for consumption tax	0.30	0.15	(6.99)	(1.06)
Income tax effect of reconciliation items	(0.47)	(0.89)	0.03	—

Non-GAAP net loss attributable to the Company per ADS - Diluted	(5.26)	(3.33)	(2.44)	(0.37)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Year Ended
	December 31, 2009	December 31, 2010
	RMB	RMB	US$

GAAP net loss attributable to the Company	(283,509)	(1,109,015)	(168,033)
Share-based compensation	29,692	22,431	3,399
Impairment loss of property, plant and equipment	—	992,620	150,397
Loss on disposal of property, plant and equipment	68	3,306	501
Change in fair value of contingent consideration liability	—	2,868	435
Provision (reversal) for consumption tax	103,780	(103,780)	(15,724)
Income tax effect of reconciliation items	(7,850)	(20,407)	(3,092)

Non-GAAP net loss attributable to the Company	(157,819)	(211,977)	(32,117)

GAAP net loss attributable to the Company per ADS - Basic	(16.99)	(66.79)	(10.12)
Share-based compensation	1.78	1.35	0.20
Impairment loss of property, plant and equipment	—	59.78	9.06
Loss on disposal of property, plant and equipment	—	0.20	0.03
Change in fair value of contingent consideration liability	—	0.17	0.03
Provision (reversal) for consumption tax	6.22	(6.25)	(0.95)
Income tax effect of reconciliation items	(0.47)	(1.23)	(0.19)

Non-GAAP net loss attributable to the Company per ADS - Basic	(9.46)	(12.77)	(1.94)

GAAP net loss attributable to the Company per ADS - Diluted	(16.99)	(66.79)	(10.12)
Share-based compensation	1.78	1.35	0.20
Impairment loss of property, plant and equipment	—	59.78	9.06
Loss on disposal of property, plant and equipment	—	0.20	0.03
Change in fair value of contingent consideration liability	—	0.17	0.03
Provision (reversal) for consumption tax	6.22	(6.25)	(0.95)
Income tax effect of reconciliation items	(0.47)	(1.23)	(0.19)

Non-GAAP net loss attributable to the Company per ADS - Diluted	(9.46)	(12.77)	(1.94)